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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
and Information Pursuant to Section 14(f) of the
Securities Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DIGITAL ISLAND, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25385N 10 1
(CUSIP Number of Class of Securities)

Ruann F. Ernst
Chief Executive Officer and President
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, California 94105
Telephone: (415) 738-4100
Facsimile: (415) 738-4141

with copies to:
Curtis L. Mo, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
Telephone: (650) 424-0160
Facsimile: (650) 496-2885

and

Eric Simonson, Esq.
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, New York, 10019
Telephone: (212) 581-1600
Facsimile: (212) 586-7878

(Names, Addresses and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 21, 2001 and amended on May 31, 2001 (the "Schedule 14D-9"), by Digital Island, Inc., a Delaware corporation, relating to the tender offer commenced by Dali Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Cable and Wireless plc, a public limited company organized and existing under the laws of England, to purchase all of the outstanding shares of our common stock, $0.001 par value, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2001, as amended on May 22, 2001 and May 31, 2001, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated May 21, 2001, each as amended and filed with the Securities and Exchange Commission. Capitalized terms used without definition in this amendment shall have the same meanings as in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

    Item 4 of the Schedule 14D-9 we filed on May 21, 2001, is amended by amending and restating the second paragraph of the subsection entitled "Background of the Offer; Contacts with Cable and Wireless" as follows:

    Beginning in August 2000, Digital Island and Credit Suisse First Boston contacted numerous potential acquirors, but the deteriorating market conditions stalled the discussions with these potential acquirors in the preliminary stages. On August 15, 2000, at the request of Digital Island, representatives of Credit Suisse First Boston contacted representatives of Cable and Wireless to determine Cable and Wireless' interest in a strategic transaction with us. After considering the proposal, on September 21, 2000, representatives of Cable and Wireless subsequently contacted representatives of Credit Suisse First Boston to determine if representatives of Digital Island's management team would be available to meet with Cable and Wireless' representatives during a planned visit to the United States on September 21, 2000. During this period, Cable and Wireless was considering a wide range of strategic options and meeting with various companies as part of its evaluation process. On September 21, 2000, Cable and Wireless and Digital Island executed and delivered a confidentiality agreement, and discussions between the parties' representatives took place relating to Digital Island's business model and its implications on our financial condition and future performance.

Signature

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2001
DIGITAL ISLAND, INC.
	By:	/s/ RUANN F. ERNST Ruann F. Ernst Chief Executive Officer, President and Director

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Item 4. The Solicitation or Recommendation
Signature